UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 3)
                    Under the Securities Exchange Act of 1934

                             HAWAIIAN AIRLINES, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                   419849-104
                                 (CUSIP Number)

                             Thomas X. Fritsch, Esq.
                                885 Third Avenue
                                   34th Floor
                            New York, New York 10022
                            Tel. No.: (212) 888-5500

                                 With a copy to:
                             Judith R. Thoyer, Esq.
                    Paul, Weiss, Rifkind, Wharton & Garrison
                           1285 Avenue of the Americas
                         New York, New York, 10019-6064
                            Tel. No.: (212) 373-3000
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                 April 18, 2002
                     (Date of Event which Requires Filing of
                                 this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [__].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        This document consists of 6 pages

-----------------------------                      -----------------------------
Cusip No. 419849-104                                                Page  2 of 6
-----------------------------                      -----------------------------
--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Airline Investors Partnership, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         N/A
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                             [_]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

                                        18,181,818
         NUMBER OF              ------------------------------------------------
           SHARES               8       SHARED VOTING POWER
 BENEFICIALLY OWNED BY EACH
         REPORTING
           PERSON               ------------------------------------------------
            WITH                9       SOLE DISPOSITIVE POWER

                                        18,181,818
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         18,462,643
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         53.2%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------

-----------------------------                      -----------------------------
Cusip No. 419849-104                                                Page  3 of 6
-----------------------------                      -----------------------------
--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         AIP General Partner, Inc.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         N/A
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                             [_]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

                                        18,181,818
         NUMBER OF              ------------------------------------------------
           SHARES               8       SHARED VOTING POWER
 BENEFICIALLY OWNED BY EACH
         REPORTING
           PERSON               ------------------------------------------------
            WITH                9       SOLE DISPOSITIVE POWER

                                        18,181,818
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         18,462,643
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         53.2%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

-----------------------------                      -----------------------------
Cusip No. 419849-104                                                Page  4 of 6
-----------------------------                      -----------------------------
--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         John Adams
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         N/A
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                             [_]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

                                        18,462,643
         NUMBER OF              ------------------------------------------------
           SHARES               8       SHARED VOTING POWER
 BENEFICIALLY OWNED BY EACH
         REPORTING                      --
           PERSON               ------------------------------------------------
            WITH                9       SOLE DISPOSITIVE POWER

                                        18,462,643
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        --
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         18,462,643
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         53.2%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

-----------------------------                      -----------------------------
Cusip No. 419849-104                                                Page  5 of 6
-----------------------------                      -----------------------------

                         AMENDMENT NO. 3 TO SCHEDULE 13D

         This is Amendment No. 3 (this "AMENDMENT") to the Schedule 13D filed by the Reporting Parties with respect to the Common Stock of Hawaiian Airlines, Inc. (the "COMPANY"), dated as of January 18, 1996, as amended by Amendment No. 1, dated as of January 31, 1996, as amended by Amendment No. 2, dated as of December 19, 2001, (the "ORIGINAL SCHEDULE 13D").

ITEM 4   PURPOSE OF THE TRANSACTION.

         Item 4 is amended as follows:

         On December 19, 2001, AIP General Partner, Inc., a Delaware corporation ("AIP GP"), the general partner of Airline Investors Partnership, L.P., a Delaware limited partnership ("AIP"), AIP, Inc. ("AIP INC."), the sole limited partner of AIP, and TurnWorks Acquisition III, Inc., a Delaware corporation, ("HOLDCO") entered into an Agreement and Plan of Merger (the "AIP MERGER AGREEMENT"), pursuant to which, INTER ALIA, AIP GP and AIP Inc. agreed to merge with and into Holdco upon the terms and conditions set forth therein. In addition, on December 19, 2001, the Company, Aloha Airgroup, Inc. ("ALOHA"), Holdco and TurnWorks, Inc., a Texas corporation ("TURNWORKS"), entered into an Agreement and Plan of Merger (the "MERGER AGREEMENT"), pursuant to which, INTER alia, the Company and Aloha each agreed to become wholly owned subsidiaries of Holdco upon the terms and conditions set forth therein.

         On April 18, 2002, the Company exercised its right to unilaterally terminate the Merger Agreement, and therefore the AIP Merger Agreement terminated, pursuant to its terms, at that time.

ITEM 6.  CONTRACTS, ARANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 is hereby amended as follows:

         In connection with the Merger Agreement and the AIP Merger Agreement, on December 19, 2001, Holdco, Aloha and AIP entered into a Voting Agreement (the "VOTING AGREEMENT"), pursuant to which, INTER ALIA, AIP agreed to vote all of its shares to approve the Merger Agreement and the transactions contemplated thereby at the special meeting of the shareholders of the Company called for such purpose, upon the terms and conditions set forth therein. The Voting Agreement will terminate, pursuant to its terms, on May 18, 2002.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         The AIP Merger Agreement, the Merger Agreement and the Voting Agreement described in response to Items 4 and 6 above are filed as exhibits to Amendment No. 2 of the Original Schedule 13D.

-----------------------------                      -----------------------------
Cusip No. 419849-104                                                Page  6 of 6
-----------------------------                      -----------------------------


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


April 25, 2002

                                  AIRLINE INVESTORS PARTNERSHIP, L.P.

                                  By AIP General Partner, Inc.,
                                     its general partner


                                  By: /S/ JOHN W. ADAMS
                                      -------------------------------
                                      John W. Adams
                                      President


                                  AIP GENERAL PARTNER, INC.


                                  By: /S/ JOHN W. ADAMS
                                      --------------------------------
                                      John W. Adams
                                      President



                                  /S/ JOHN W. ADAMS
                                  -------------------------------------
                                  John W. Adams